November 8, 2010

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Celia A. Soehner, Attorney

Re:	Inphi Corporation

Registration Statement on Form S-1

Amended September 24, 2010

File No. 333-167564

Ladies and Gentlemen:

On behalf of Inphi Corporation (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 8 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

Amendment No. 8 to the Registration Statement updates the Registration Statement to reflect the effectiveness of the reverse stock split, including a revised Exhibit 3(i).2, and includes a revised Exhibit 5.1 reflecting the changes requested by the Staff.

Questions or comments concerning any matter with respect to the Registration Statement may be directed to undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Young K. Sohn

John Edmunds

Aparna Bawa, Esq.

Bruce K. Dallas, Esq.

Noelle Matteson, Esq.